FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               December 02 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit    Description

No. 1      RNS Announcement, re: 'Holding(s) in Company'  dated 02 December 2005


2 December 2005



British Energy Group plc



UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy Group plc (the "Company")



The Company has received notice as follows:



1. At close of business on 28 November 2005, Stark Offshore Management LLC, with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA ("Stark Offshore"), was interested in a total of 18,480,603 shares of the Company together with 2,682,274 warrants to subscribe a further 2,682,274 shares of the Company.



2. The registered holder of the shares and warrants detailed at paragraph 1 is Shepherd Investments International Ltd, with registered office c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, which is managed by Stark Offshore.



3. The interests in the shares and warrants detailed at paragraphs 1-2 above do not arise by virtue of such an interest as is mentioned in s.208(5) Companies Act 1985.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 02 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations